April 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	Meta Financial Group, Inc.

Registration Statement on Form S-4 (File No. 333-223769)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Meta Financial Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), may be declared effective on April 27, 2018, at 4:00 p.m., Eastern time, or as soon as possible thereafter.

Please call Lawrence D. Levin ((312) 902-5654) of Katten Muchin Rosenman LLP, Counsel to the Company, as soon as the Registration Statement is declared effective.

Very truly yours,

Meta Financial Group, Inc.

By:	/s/ Glen W. Herrick
Name:	Glen W. Herrick
Title:	Executive Vice President
and Chief Financial Officer

cc:	Lawrence D. Levin, Esq., Katten Muchin Rosenman LLP

Bradley J. Wyatt, Esq., Dickinson Wright PLLC